EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ and shares in thousands, except per share data)

	Three Months Ended March 31,
	2005	2004

Net income applicable to common stock	$9,699	$8,913

Average number of common shares outstanding	12,677	12,554

Net income per share - Basic	$0.77	$0.71

Average number of common shares outstanding	12,677	12,554
Add: Assumed exercise of stock options and vesting of stock grants	83	100

Common and common equivalent shares outstanding	12,760	12,654

Net income per share - Diluted	$0.76	$0.70